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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50654

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone (City) MN (State) 56164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd W. Morgan 507-825-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

2675 Long Lake Road (Address) Roseville (City) MN (State) 55113-1117 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal

Title

Notary Public

JEANNIE M. SWENSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

FOR THE YEAR ENDING
DECEMBER 31, 2018

Stannard Financial Services, LLC
504 East Main Street
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2018

OlsenThielen & Co., Ltd.
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Stannard Financial Services, LLC
Pipestone, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stannard Financial Services, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial condition present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Stannard Financial Services, LLC's management. Our responsibility is to express an opinion on Stannard Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stannard Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Olsen Thielen + Co., Ltd.

We have served as Stannard Financial Services, LLC's auditor since 2018.
Roseville, Minnesota
February 14, 2019

2675 Long Lake Road | Roseville, Minnesota | 55113-1117 | 651-483-4521 | 651-483-2467 FAX
300 Prairie Center Drive, Suite 300 | Eden Prairie, Minnesota | 55344-7908 | 952-941-9242 | 952-941-0577 FAX
otcpas.com

Stannard Financial Services, LLC

Exhibit A

Statement of Financial Condition

As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Bank Accounts	12,804.73
Total Checking/Savings	12,804.73
Other Current Assets	
Rent Receivable	1,500.00
Total Other Current Assets	1,500.00
Total Current Assets	14,304.73
Fixed Assets	
Leasehold Improvements	5,477.57
Office Equipment	17,222.29
Accumulated Depreciation	-22,586.51
Total Fixed Assets	113.35
Other Assets	
Organizational Costs	25,357.46
Records/Equip/Supplies	117,725.31
Accumulated Amortization	-143,082.77
Total Other Assets	0.00
TOTAL ASSETS	14,418.08
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	798.09
Total Accounts Payable	798.09
Other Current Liabilities	
Payroll Liabilities	1,023.00
Total Other Current Liabilities	1,023.00
Total Current Liabilities	1,821.09
Total Liabilities	1,821.09
Equity	12,596.99
TOTAL LIABILITIES & EQUITY	14,418.08

See accompanying notes to the financial statements

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2018 depreciation expense was $121 for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Note 1 cont. **Summary of Significant Accounting Policies – continued**

D. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. Cash and Cash Equivalents
The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. Advertising
The Company expenses advertising costs as incurred. Total advertising expenses for the year were $4,516.

G. Limited Liability of Members
Liability of the individual members of the company is limited to their investment in the company.

H. Commissions/Distribution Fees
Commission Revenue is recognized pursuant to Standards established under ASC 606. The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The company may receive distribution fees paid by the fund up front, over time, upon the investors exit from the fund (a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts , as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the company's influence, the Company does not believe it can overcome this restraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Note 2

Rent

The company leases its computer system and office space. The firm's lease calls for rent to be paid each month March through December. The lease payments are flexible and determined by the owner of the property, Todd Morgan who is a 100% owner and member of Stannard Financial Services, LLC. Rents not paid do not accrue as a liability of the company due to the common ownership. The Company Leases a copier through Marco at a cost of 249.96 per month for 60 months. The company also Leases a Postage Meter with Pitney Bowes at a cost of $134.66 per quarter for 60 months.

The following is a summary of Lease payments for the years ending December 31:

Marco Lease

2019	$3,000.00
2020	$3,000.00
2021	$3,000.00
2022	$2,750.00
Total	$11,750.00

Pitney Bowes Lease

2019	$539.00
2020	$539.00
2021	$539.00
2022	$539.00
2023	$269.00
Total	$2,425.00

Note 3 **Related Party**

Todd Morgan is the sole member of Stannard Financial Services, LLC. The firm leases office space and equipment from Todd Morgan as described in Note 2. Todd Morgan is also the sole owner of Stannard Advisors, LLC a State Registered Investment Advisor in Minnesota and South Dakota. Stannard Advisors, LLC uses Office space and equipment from Stannard Financial Services, LLC. There is an expense sharing Agreement that calls for monthly rent booked as a rent receivable in the amount of $500.00 per month $6000.00 per year. The receivable is paid by Stannard Advisors quarterly in the months of January, April, July, & October.

The following is a summary of the related party transactions for 2018:

Rent Receivable

Stannard Advisors, LLC 1,500

Rent Expense

Todd Morgan 1,400

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Note 4 **Subsequent Events**

Subsequent events have been evaluated through February 14, 2019 which is the date the financial statements were available to be issued.